UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: August 8, 2023

(Date of earliest event reported)

Forge Group, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	85-4184821
(State or other incorporation)	(I.R.S. Employer Identification No.)

P.O. Box 15033

Worcester, MA 01615

(Full mailing address of principal executive offices)

(202) 547-8700

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Purchase of Common Stock by Company

On August 7, 2023, Forge Group, Inc. (the “Company”) purchased 6,768 shares of its common stock from a non-affiliated shareholder in a single market transaction for an aggregate purchase price of $70,049, or $10.35 per share. The Company considers the purchase a one-off transaction that was not made pursuant to a broader stock repurchase plan. The repurchase was funded with cash on hand and the shares will be retired.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forge Group, Inc.

By:	/s/ Patrick J. Bracewell
Patrick J. Bracewell
Chief Executive Officer

Date: August 8, 2023